

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2010

Yin Yin Shao
President
Jago China Holding Limited
Jiefang Road, Xingxin Commercial Plaza
Room 4712-15
Shenzhen, Guangdong
P.R. China

> **Re: Jago China Holding Limited**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed August 20, 2010**
> **File No. 000-53946**

Dear Ms. Shao:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Sonia Barros
Special Counsel

cc: Elizabeth Chen, Esq.
Via facsimile (212) 798-6366